WEIL, GOTSHAL & MANGES

04 JAN 12 AM 7:21

81968-0005

January 8, 2004

04012003

By Hand

Securities and Exchange Commission
Office of International Corporate Finance 3-2
450 Fifth Street N.W.
Washington D.C. 20549-0302
United States of America

SUPPL

<u>Re: Yell Group plc - - 12g3-2(b) File No. 82-34674</u>

Ladies and Gentlemen:

On behalf of Yell Group plc (the "Company"), we are enclosing certain information to you pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"), as amended. The first page of each separate item of information indicates in the upper right-hand corner the Company's file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours sincerely

Martin Sandgren

PROCESSED
JAN 21 2004
THOMSON
FINANCIAL

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ONE SOUTH PLACE, LONDON EC2M 2WG
TEL: +44 (0) 20 7903 1000 FAX: +44 (0) 20 7903 0990

Weil, Gotshal & Manges is a partnership of registered European and foreign lawyers and solicitors. A list of the names and professional qualifications of the partners is available at the above address.
Regulated by the Law Society

PLACING OF ORDINARY SHARES IN YELL GROUP PLC

On January 6, 2004, two of the shareholders (the "Selling Shareholders") of Yell Group plc ("Yell") announced that certain funds managed or advised by them intended to sell all of their respective shareholdings in Yell, subject to demand, price and market conditions. This would be achieved by way of an accelerated bookbuilt placing of up to approximately 230 million shares, representing in aggregate approximately 34 per cent. of the issued share capital of Yell.

On January 7, 2004, the Selling Shareholders and Yell announced that funds managed or advised by the Selling Shareholders had sold on that day their entire holdings of shares in Yell, a total of 238,052,246 shares, representing 34.2% of the issued share capital of Yell.